EXHIBIT 11

HemaCare Corporation

Net Income (Loss) per Common and Common Equivalent Share

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2007	2006	2007	2006
BASIC
Weighted average common shares used to compute basic earnings per share	8,673,000	8,199,000	8,354,000	8,122,000
Net income (loss)	$(413,000)	$360,000	$(760,000)	$445,000
Basic net income (loss) per share	$(0.05)	$0.04	$(0.09)	$0.05
DILUTED
Weighted average common shares used to compute basic earnings per share	8,673,000	8,199,000	8,354,000	8,122,000
Dilutive common equivalent shares attributable to stock options (based on average market price)	—	924,000	—	826,000
Dilutive common equivalent shares attributable to warrants (based on average market price)	—	202,000	—	192,000
Weighted average common shares used to compute diluted earnings per share	8,673,000	9,325,000	8,354,000	9,140,000
Net income (loss)	$(413,000)	$360,000	$(760,000)	$445,000
Dilutive net income (loss) per share	$(0.05)	$0.04	$(0.09)	$0.05